TATA

82-3733

3rd October, 2005
BP/AD-M1A/302

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Further to our letter No.BP/AD-M1/293 dated 16th September 2005, please note that the Board of Directors of the Company will meet on 18th October, 2005 to *inter alia,* consider and take on record the **Unaudited Financial Results** for the quarter/half-year ended 30th September 2005 and not the Audited Financial Results as mentioned in our above-referred letter.

A press release to this effect will also be given simultaneously in the newspapers.

BEST AVAILABLE COPY

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.